Exhibit 99.1

SCAILEX CORPORATION LTD

(“Scailex” or “the Company”)

31st December 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Immediate Report Of The Results Of The Annual General Meeting

The Company hereby gives notice that at the annual general meeting of the Company’s shareholders that took place on 31st December 2007, the undermentioned resolutions were passed –

1.	To approve the reappointment of the following directors as directors of the Company until the next annual general meeting of the Company’ shareholders is convened: Mr Eran Schwartz, Mr Yossi Arad, Ms Irit Ben Ami, Mr Arie Zeif, Mr Shalom Singer, Mr Arie Silverberg, Dr Arie Ovadia and Mr Mordechai Peled. The public directors in office, Mr Yoav Biran and Mr Dror Barzilay, shall continue in office in accordance with the law.

2.	To approve the reappointment of Brightman, Almagor & Co. as the Company’s auditors for the year ending on 31st December 2008 and to empower the Company’s board of directors to determine the terms and conditions of the auditors’ employment in accordance with the extent and character of the services provided by them in such respect.

3.	To approve the extension of the agreement with Globcom Investments Ltd for the provision of active board chairman services through Mr Eran Schwartz.

4.	To approve an increase of the Company’s authorised capital by 12 million ordinary shares of NIS 0.12 n.v. each, so that the Company’s authorised capital will total NIS 7,200,000, divided into 60 million ordinary shares of NIS 0.12 n.v. each, and also to approve the alteration of clause 4 of the Company’s articles and clause 4 of its memorandum of association in accordance with this resolution.

Set out below are the voting figures in respect of the resolution in paragraph 4 above –

Total shares that participated in the vote	20,791,386

No. of shares that voted in favour of the proposal	20,751,746

No. of shares that voted against the proposal	36,630

Votes in favour of the resolution as a percentage of the total shares
included in reckoning the votes	99.82%

No. of controlling shareholders' shares included in reckoning the votes	19,112,255

No. of shares of other than controlling shareholders included in reckoning
the votes	1,679,131

Yours faithfully,

Yahel Shachar, CEO
Scailex Corporation Ltd